QuickLinks -- Click here to rapidly navigate through this document

Exhibit 10.12

FORM APPROVED OMB NO. 1004-0073 Expires: October 31,2000
Serial Number
MTM 88405
Form 3400-12 (November 1998)	UNITED STATES DEPARTMENT OF THE INTERIOR BUREAU OF LAND MANAGEMENT
COAL LEASE

PART I. LEASE RIGHTS GRANTED

This lease, entered into by and between the UNITED STATES OF AMERICA, hereinafter called lessor, through the Bureau of Land Management, and (Name and Address)

      Spring Creek Coal Company
      P.O. Box 67
      Decker, Montana 59025

hereinafter called lessee, is effective April 1, 2001, for a period of 20 years and for so long thereafter as coal is produced in commercial quantities from the leased lands, subject to readjustment of lease terms at the end of the 20th lease year and each 10-year period thereafter.

Sec. 1. This lease is issued pursuant and subject to the terms and provisions of the:

☒
Mineral Lands Leasing Act of 1920, Act of February 25, 1920, as amended, 41 Stat 437, 30 U.S.C. 181-287, hereinafter referred to as the Act;

☐
Mineral Leasing Act for Acquired Lands. Act of August 7, 1947, 61 Stat 913, 30 U.S.C. 351-359;

and to the regulations and formal orders of the Secretary of the Interior which are now or hereafter in force, when not inconsistent with the express and specific provisions herein.

Sec. 2. Lessor, in consideration of any bonuses, rents, and royalties to be paid, and the conditions and covenants to be observed as herein set forth, hereby grants and leases to lessee the exclusive right and privilege to drill for, mine, extract, remove, or otherwise process and dispose of the coal deposits in, upon, or under the following described lands:

T. B S., R. 39 E., P.M.M.
Sec. 13:	SW1/4SW1/4SW1/4 SW1/4, SW1/4SW1/4SW1/4
Sec. 14:	S1/2SW1/4NE1/4SE1/4, S1/2NE1/4SE1/4SE1/4, NWNE1/4SE1/4SE1/4, S1/2SE1/4SE1/4, NW1/4SE1/4SE1/4
Sec. 23:	NE1/4NE1/4, SE1/4SW1/4NW1/4NE1/4, NW1/4SW1/4NW1/4NE1/4, E1/4NW1/4NE1/4,
Sec. 24:	NW1/4SE1/4NW1/4NW1/4, N1/2SW1/4NW1/4NW1/4, N1/2NW1/4NW1/4
Big Horn County, Montana

containing 150.00 acres, more or less, together with the right to construct such works, buildings, plants, structures, equipment and appliances and the right to use such on-lease rights-of-way which may be necessary and convenient in the exercise of the rights and privileges granted, subject to the conditions herein provided.

PART II. TERMS AND CONDITIONS

Sec. 1 (a) RENTAL RATE—Lessee shall pay lessor rental annually and in advance for each acre or fraction thereof during the continuance of the lease at the rate of $3.00 for each lease year.

(b) RENTAL CREDITS—Rental shall not be credited against either production or advance royalties for any year.

Sec. 2 (a) PRODUCTION ROYALTIES—The royalty shall be 12 1/2 percent of the value of the coal as set forth in the regulations. Royalties are due to lessor the final day of the month succeeding the calendar month in which the royalty obligation accrues.

(b) ADVANCE ROYALTIES—Upon request by the lessee, the authorized officer may accept, for a total of not more than 10 years, the payment of advance royalties in lieu of continued operation, consistent with the regulations. The advance royalty shall be based on a percent of the value of a minimum number of tons determined in the manner established by the advance royalty regulations in effect at the time the lessee requests approval to pay advance royalties in lieu of continued operation.

Sec. 3. BONDS—Lessee shall maintain in the proper office a lease bond in the amount of $5,000.00*. The authorized officer may require an increase in this amount when additional coverage is determined appropriate.

*
plus deferred bonus balance

Sec. 4. DILIGENCE—This lease is subject to the conditions of diligent development and continued operation, except that these conditions are excused when operations under the lease are interrupted by strikes, the elements, or casualties not attributable to the lessee. The lessor, in the public interest, may suspend the condition of continued operation upon payment of advance royalties in accordance with the regulations in existence at the time of the suspension. Lessee's failure to produce coal in commercial quantities at the end of 10 years shall terminate the lease. Lessee shall submit an operation and reclamation plan pursuant to Section 7 of the Act not later than 3 years after lease issuance. The lessor reserves the power to assent to or order the suspension of the terms and conditions of this lease in accordance with, inter alia, Section 39 of the Mineral Leasing Act, 30 U.S.C. 209.

Sec. 5. LOGICAL MINING UNIT (LMU)—Either upon approval by the lessor of the lessee's application or at the direction of the lessor, this lease shall become an LMU or part of an LMU, subject to the provisions set forth in the regulations.

The stipulations established in an LMU approval in effect at the time of LMU approval will supersede the relevant inconsistent terms of this lease so long as the lease remains committed to the LMU. If the LMU of which this lease is a part is dissolved, the lease shall then be subject to the lease terms which would have been applied if the lease had not been included in an LMU.

See "Exhibit A" attached (4 pages).

The Paperwork Reduction Act of 1995 (44 U.S.C. 3501, et seq.) requires us to inform you that:

This information is being collected to authorize and evaluate proposed exploration and mining operation on public lands.

Response to the provisions of this lease form is mandatory for the types of activities specified.

BLM would like you to know that you do not have to respond to this or any other federal agency-sponsored information collection unless it displays a currently valid OMB control number.

2

BURDEN HOURS STATEMENT

Public reporting burden for this is one hour. This includes reading the instructions and previsions, completion and signing the lease form to BLM. Direct comments regarding the burden estimate or any other aspect of this form to: U.S. Department of the Interior, Bureau of Land Management, Information Clearance Officer (WO-630), Mail Stop 401 LS, Washington, D.C. 20240, and the Office of Management and Budget, Office of Information and Regulatory Affairs, Interior Desk Officer (1004-0073), Washington, D.C. 2050

THE UNITED STATES OF AMERICA
Spring Creek Coal Company Company or Lessee Name	By	/s/ RANDY D. HEUSHCER
Curtis W. Weittenhiller	Randy D. Heushcer
(Signature of Lessee)	(Signing Officer)
General Manager Spring Creek Coal	Chief, Branch of Solid Minerals Montana State Office
Title	Title
February 23, 2001	March 6, 2001
(Date)	(Date)

Title 18 U.S.C. Section 1001, makes it a crime for any person knowingly and willfully to make to any department or agency of the United States any false, fictitious or fraudulent statements or representation as to any matter within its jurisdiction.

3

Serial No. MTM 88405

EXHIBIT A

Sec. 15.    SPECIAL STIPULATIONS—In addition to observing the general obligations and standards of performance set out in the current regulations, the lessee shall comply with and be bound by the following stipulations. These stipulations are also imposed upon the lessee's agents and employees. The failure or refusal of any of these persons to comply with these stipulations shall be deemed a failure of the lessee to comply with the terms of the lease. The lessee shall require his agents, contractors and subcontractors involved in activities concerning this lease to include these stipulations in the contracts between and among them. These stipulations may be revised or amended, in writing, by the mutual consent of the lessor and the lessee at any time to adjust to changed conditions or to correct an oversight.

CULTURAL RESOURCES—

  (1) Before undertaking any activities that may disturb the surface of the leased lands, the lessee shall conduct a cultural resource intensive field inventory in a manner specified by the Authorized Officer of the BLM (hereinafter referred to as the Authorized Officer) on portions of the mine plan area, or exploration plan area, that may be adversely affected by lease-related activities and which were not previously inventoried at such a level of intensity. Cultural resources are defined as a broad, general term meaning any cultural property or any traditional lifeway value, as defined below:

    Cultural property: a definite location of past human activity, occupation, or use identifiable through field inventory (survey), historical documentation, or oral evidence. The term includes archaeological, historic, or architectural sites, structure, or places with important public and scientific uses, and may include traditional cultural or religious importance to specified social and/or cultural groups. Cultural properties are concrete, material places, and things that are classified, ranked, and managed through the system of inventory, evaluation, planning, protection, and utilization.

    Traditional lifeway value: the quality of being useful in or important to the maintenance of a specified social and/or cultural group's traditional systems of (a) religious belief, (b) cultural practice, or (c) social interaction, not closely identified with definite locations. Another group's shared values are abstract, nonmaterial, ascribed ideas that one cannot know about without being told. Traditional lifeway values are taken into account through public participation during planning and environmental analysis.

  The cultural resources inventory shall be conducted by a qualified professional cultural resource specialist; i.e., archaeologist, anthropologist, historian, or historical architect, as appropriate and necessary, and approved by the Authorized Officer (BLM if the surface is privately owned). A report of the inventory and recommendations for protection of any cultural resources identified shall be submitted to the Assistant Director of the Western Support Center of the Office of Surface Mining (hereinafter referred to as the Assistant Director) by the Authorized Officer. Prior to any on-the-ground cultural resource inventory, the selected professional cultural resource specialist shall consult with the BLM, the Northern Cheyenne Cultural Protection Board, and the Crow Historic and Cultural Committee. The purpose of this consultation will be to guide the work to be performed and to identify cultural properties or traditional lifeway values within the immediate and surrounding mine plan area. The lessee shall undertake measures, in accordance with instructions from the Assistant Director to protect cultural resources on the leased lands. The lessee shall not commence the surface-disturbing activities until permission to proceed is given by the Assistant Director in consultation with the Authorized Officer.

1

  (2) The lessee shall protect all cultural resource properties within the lease area from lease related activities until the cultural resource mitigation measures can be implemented as part of an approved mining and reclamation plan or exploration plan.

  (3) The cost of carrying out the approved site mitigation measures shall be borne by the lessee.

  (4) If cultural resources are discovered during operations under this lease, the lessee shall immediately bring them to the attention of the Assistant Director, or the Authorized Officer if the Assistant Director is not available. The lessee shall not disturb such resources except as may be subsequently authorized by the Assistant Director. Within two (2) working days of notification, the Assistant Director will evaluate or have evaluated any cultural resources discovered and will determine if any action may be required to protect or preserve such discoveries. The cost of data recovery for cultural resources discovered during lease operations shall be borne by the surface managing agency unless otherwise specified by the Authorized Officer.

  (5) All cultural resources shall remain under the jurisdiction of the United States until ownership is determined under applicable law.

PALEONTOLOGICAL RESOURCES—

  If a paleontological resource, either large and conspicuous, and/or of significant scientific value is discovered during construction, the find will be reported to the authorized officer immediately. Construction will be suspended within 250 feet of said find. An evaluation of the paleontological discovery will be made by a BLM approved professional paleontologist within five (5) working days, weather permitting, to determine the appropriate action(s) to prevent the potential loss of any significant paleontological value. Operations within 250 feet of such discovery will not be resumed until written authorization to proceed is issued by the Authorized Officer. The lessee will bear the cost of any required paleontological appraisals, surface collection of fossils, or salvage of any large conspicuous fossils of significant interest discovered during the operation.

PUBLIC LAND SURVEY PROTECTION—

  The lessee will protect all survey monuments, witness corners, reference monuments, and bearing trees against destruction, obliteration, or damage during operations on the lease areas. If any monuments, corners or accessories are destroyed, obliterated or damaged by this operation, the lessee will hire an appropriate county surveyor or registered land surveyor to reestablish or restore the monuments, corners, or accessories at the same locations, using surveying procedures in accordance with the "Manual of Surveying Instructions for the Survey of Public Lands of the United States." The survey will be recorded in the appropriate county records, with a copy sent to the authorized officer.

RESOURCE RECOVERY AND PROTECTION PLAN (R2P2)—

  Notwithstanding the approval of a resource recovery and protection plan (R2P2) by the BLM, lessor reserves the right to seek damages against the operator/lessee in the event (i) the operator/lessee fails to achieve maximum economic recorvery (MER) [as defined at 43 CFR 3480.0-5.2(21)] of the recoverable coal reserves or (ii) the operator/lessee is determined to have caused a wasting of recoverable coal reserves. Damages shall be measured on the basis of the royalty that would have been payable on the wasted or unrecovered coal.

  The parties recognize that under an approved R2P2, conditions may require a modification by the operator/lessee of that plan. In the event a coal bed or portion thereof is not to be mined or is rendered unmineable by the operation, the operator shall submit appropriate justification to obtain approval by the authorized officer to leave such reserves unmined. Upon approval by the

2

  authorized officer, such coal beds or portions thereof shall not be subject to damages as described above. Further, nothing in this section shall prevent the operator/lessee from exercising its right to relinquish all or a portion of the lease as authorized by statute and regulation.

  In the event the authorized officer determines that the R2P2 as approved will not attain MER as the result of changed conditions, the authorized officer will give proper notice to the operator/lessee as required under applicable regulations. The authorized officer will order a modification if necessary, identifying additional reserves to be mined in order to attain MER. Upon a final administrative or judicial ruling upholding such an ordered modification, any reserves left unmined (wasted) under that plan will be subject to damages as described in the first paragraph under this section.

  Subject to the right to appeal hereinafter set forth, payment of the value of the royalty on such unmined recoverable coal reserves shall become due and payable upon determination by the authorized officer that the coal reserves have been rendered unmineable or at such time that the lessee has demonstrated an unwillingness to extract the coal.

  The BLM may enforce this provision either by issuing a written decision requiring payment of the MMS demand for such royalties, or by issuing a notice of non-compliance. A decision or notice of non-compliance issued by the lessor that payment is due under this stipulation is appealable as allowed by law.

MITIGATION

  (1) All disturbed land must be restored to the approximate original contour and vegetated to restore mule deer and grouse habitat.

  (2) A buffer zone of 1,200 feet will be established around the known prairie falcon nesting site and designated as "unsuitable for mining without exception." In addition, activities associated with the preliminary development of the mine will only be allowed within the buffer zone from July 15 to March 1 in any given year to reduce disturbance during the nesting season. The buffer zone around the prairie falcon eyrie will also serve to protect a rock art site.

  (3) The lessee will provide monetary compensation to help establish an off-site mitigation area equal in value to the block management and rest rotation grazing mitigation currently in place. The off-site property would be located in the general area and established via a conservation easement obtained from private landowners. The conservation easement will be issued to, and administered by, the Montana Department of Fish, Wildlife and Parks (MFWP) and will be managed to conserve wildlife habitat values and provide hunting block management opportunities. This mitigation will replace the existing block management and rest rotation grazing. The off-site mitigation compensation plan will be formalized in an agreement signed by the lessee, MFWP and BLM. In the event that the mitigation agreement is not signed, the existing rest rotation grazing and hunter block management mitigation will remain in effect.

3

MITIGATION AGREEMENT

        This Agreement, made and entered into this 16th day of November, 2000, by and between Spring Creek Coal Company, a Montana corporation, ("Spring Creek"), the United States of America, by and through the Department of the Interior, Bureau of Land Management ("BLM") and the State of Montana Department of Fish, Wildlife & Parks ("MDFWP").

        WITNESSETH:

        Whereas, Spring Creek owns and operates a coal surface mine in Big Horn County, Montana, ("the Mine");

        Whereas, for expansion and development of the Mine, Spring Creek has filed a lease by application with the State of Montana to acquire state coal leases covering certain tracts of coal located in Big Horn County, Montana, commonly known as the Carbone LBA Reserve Tract, as set forth and shown on Exhibit A attached hereto, (such coal leases hereinafter called "the State Leases");

        Whereas, Spring Creek's development of the Carbone LBA Reserve Tract will disturb a part of that certain 4,351 acre tract of land located in Big Horn County, Montana, ("the Block Management Area"), as set forth and shown on Exhibits B and C attached hereto;

        Whereas, the parties hereto have agreed that in the event Spring Creek acquires the State Leases, Spring Creek will provide $175,000 to help establish an off-site mitigation area equal in value to the Block Management Area currently in place at the Mine, that BLM and MDFWP would acquire an alternative wildlife management area, and that the Block Management Area would be released from its designation as a wildlife management and grazing area;

        Now, Therefore, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

        Section 1.    Payment of Funds by Spring Creek.

        (a).  As a financial guarantee for faithful performance of the financial obligation set forth in subparagraph (b) below, within thirty (30) days after Spring Creek acquires the State Leases from the State of Montana, Spring Creek shall arrange with First Security Bank, Salt Lake City, Utah to establish an irrevocable Letter of Credit in the amount of $175,000 to remain in effect for a period of five years. The irrevocable Letter of Credit will be held by BLM for and on behalf of the MDFWP to insure that Spring Creek performs the conditions set forth in this mitigation agreement. Upon payment of the mitigation funding to the landowner for the conservation easement pursuant to subparagraph (b) below, the BLM would release Spring Creek from the purchase obligation for the off-site mitigation and return the Letter of Credit to Spring Creek.

        (b).  If Spring Creek acquires the State Leases, Spring Creek will provide $175,000 to help establish an off-site mitigation area equal in value to the Block Management Area currently in place at the Mine. The off-site property would be located in the general area and established via a conservation easement issued to, and administered by, the MDFWP, and will be managed to conserve wildlife values and provide hunting block management opportunities. This mitigation will replace the Block Management Area currently in effect at the Mine. The MDFWP will be responsible for all negotiations, discussions, documentation and involvement in acquisition of the new conservation easement. Spring Creek will be responsible only for paying the agreed upon mitigation funding ($175,000) directly to the owner of the property for which the new conservation easement would be issued. Spring Creek shall have no right or title in the conservation easement, except as provided in Section 2 herein below.

        (c).  In the event that the conservation easement is less than $175,000, the remaining funding will be paid to MDFWP who will place it into the Fish and Wildlife Mitigation Trust Fund as provided for in section 87-1-611 through 615, MCA. In addition, if MDFWP has not obtained an off-site conservation easement at the end of five years, then Spring Creek will pay to MDFWP the mitigation funding ($175,000) which MDFWP will place into the above-referenced Fish and Wildlife Mitigation Trust Fund.

        (d).  If Spring Creek does not acquire the State Leases, then this Agreement and all rights and obligations arising hereunder, shall immediately and automatically cease and terminate.

        Section 2.    Use of the Funds.    The Funds shall be used by BLM and MDFWP to secure a new conservation project located within the Tongue River drainage system ("the New Project"). The nature and location of the New Project shall be within the sole discretion of BLM and MDFWP; provided, however, the location of the New Project shall be off of the present or future Mine site; and, provided, further, that if the New Project is located further than one hundred and fifty (150) miles from the Mine, then the written consent of Spring Creek must be first obtained. Spring Creek's consent shall not be unreasonably withheld. The ability of BLM and MDFWP to successfully negotiate and acquire the New Project shall in no manner affect the validity of any other provision of this Agreement, including but not limited to the provision of Section 3 hereof. In the event that Spring Creek defaults on the terms set forth in this Agreement, BLM will draw on the irrevocable Letter of Credit to provide the agreed upon mitigation funding for the New Project.

        Section 3.    Area Designations.    Immediately and automatically upon Spring Creek's delivery of the irrevocable Letter of Credit to BLM the Block Management Area shall cease to be designated and classified as a habitat and grazing area, and Spring Creek shall be allowed to disturb the Block Management Area as part of the surface coal mining operations area of the Mine. Notwithstanding the foregoing sentence, that part of the Block Management Area that has been designated as the Prairie Falcon Aerie Site shall continue with such designation and classification. Furthermore, Spring Creek, upon delivery of the irrevocable Letter of Credit to the BLM, would satisfy future mitigation requirements where federal lands designated as suitable for leasing with stipulations or unsuitable for leasing with exceptions would be leased.

        Section 4.    Signs and Public Announcements.    BLM and MDFWP will erect a permanent sign to be located upon the New Project that recognizes Spring Creek as an important and significant contributor to the acquisition and development of the New Project. Any public announcements related to this Agreement or the New Project must first be approved in writing by all parties to this Agreement:

        Section 5.    Prior Agreements.    This Agreement supercedes and replaces any and all prior agreements, conditions or stipulations with respect to the Spring Creek's obligations regarding the Block Management Area and any limitations regarding the right to disturb the Block Management Area with surface coal mining operations.

        Section 6.    Notices.    All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, if delivered personally, or as of the date posted, if mailed by certified mail, postage prepaid, return receipt requested, at the addresses set forth below.

If to BLM
U.S. Department of Interior Bureau of Land Management 111 Garryowen Road Miles City, MT 59301
If to MDFWP
Montana Fish, Wildlife and Parks Region Seven Headquarters P.O. Box 1630 Miles City, MT 59301
If to Spring Creek
Spring Creek Coal Company C/O General Manager P.O. Box 67 Decker, MT 59025

        Section 7.    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 8.    Severability.    If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect.

        Section 9.    Entire Agreement.    This Agreement, including all exhibits hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties relating to the subject matter hereof.

        Section 10.    Assignment.    This Agreement, together with the obligations of any party hereunder, shall be freely assignable; provided, however, that any assignee of any party shall be required to assume in writing all of the obligations hereunder of the assigning party.

        Section 11.    Amendment; Waiver.    This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto or their successors and assigns. Waiver of any term or condition of this Agreement shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term and condition or a waiver of any other term of this Agreement.

        Section 12.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Montana applicable to contracts executed in and to be performed in Montana.

        Section 13.    Construction.    The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

Spring Creek Coal Company
By:	Curtis W. Weittenhiller
Its:	General Manager
State of Montana Department of Fish, Wildlife & Parks
By:	Don Hyyppa
Its:	Region 7 Supervisor
United States of America, Bureau of Land Management
By:	Fred C. Fruall
Its:	Assistant Field Manager Minerals

QuickLinks

  Exhibit 10.12